FOR ITEM 77D
During the period, Western Asset/Claymore Inflation-Linked Opportunities
 & Income Fund (?WIW?) announced the following changes to the Fund?s investment guidelines. The changes broaden the range of securities in which the Fund can invest, while maintaining the overall strategies of investing at least 80 percent of total managed assets in inflation-linked securities.
The Fund may:
*	Engage in currency strategies, using instruments such as currency forwards, futures and options, to take long and short foreign currency positions subject to a limit of exposure from such strategies to 40 percent of total managed assets. This capacity is in addition to the existing capacity to have unhedged exposure to non-US dollar currencies through the purchase of fixed income securities of up to 100 percent.

*	Utilize commodity-related strategies for up to 10 percent of its total managed assets. Exposure to commodities is expected to be achieved through the use of a variety of instruments, such as futures contracts, options and other derivatives, or through investments in exchange-traded products that offer exposure to commodities. The
 Fund does not expect to hold physical commodities.

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